November 30, 2006
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Freedom Acquisition Holdings, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-136248

Dear Mr. Reynolds:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-136248), originally filed with the Commission on August 2, 2006, and subsequently amended on September 29, 2006 and November 13, 2006 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 3 responds to comments heretofore received from the Commission’s staff (the “Staff”) by letter dated November 22, 2006 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 3. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 3.
     Please note that Amendment No. 3 contains changes throughout the Registration Statement that reflect a 20% decrease in the number of units being issued by the Registrant and a 20% increase in the offering price of such units. However, the total proceeds to the Registrant from the offering will remained unchanged.
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General
1.	In light of your intention to primarily focus on acquisition of companies with market capitalizations between $500 million and $1.5 billion, please expand your discussion in

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

response to comment 1 of our letter dated September 16, 2006 to discuss the factors you considered in determining to value this offering at $300 million. Describe the company’s evaluation of a two-tiered funding structure given an initial public offering that would generate proceeds of less than a quarter of the funds necessary to acquire a target business at the high end of the company’s intended range of target businesses. Please advise us about any research, analysis, evaluations, discussions, or compilation of information that serve as the foundation for or relate in any way to (1) your expectation of locating target businesses in this range and (2) your assumptions regarding the availability of substantially more funding necessary for acquisitions at the high end of the intended range of target businesses.

Although not required to do so, the Registrant intends to focus on potential target businesses with valuations between $500 million and $1.5 billion. The Registrant determined to value the offering at $300 million in order to facilitate a transaction in its targeted range. The Registrant believes that its available working capital following the offering would support the acquisition of such a target business. To consummate such an acquisition the Registrant would need to raise additional equity and/or incur additional debt financing. As the valuation of the proposed target business moves from the lower end to the higher end of that range a greater amount of such additional equity or debt would be required. The mix of debt or equity would be dependent on nature of the potential target business, including its historical and projected cash flow and its projected capital needs. It would also depend on general market conditions at the time including prevailing interest rates and debt to equity coverage ratios. For example, capital intensive businesses usually require more equity and mature businesses with steady historical cash flow may sustain higher debt levels than growth companies.

The Registrant believes that it is typical for private equity firms and other financial buyers to use leverage to acquire operating businesses. Such debt is often in the form of both senior secured debt as well as subordinated debt, which may be available from a variety of sources. Banks and other financial institutions may provide senior or senior secured debt based on the target company’s cash flow. Mezzanine debt funds or similar investment vehicles may provide additional funding on a basis that is subordinate to the senior or secured lenders. Such instruments typically carry higher interest rates and are often accompanied by equity coverage such as warrants. The proposed funding for any such business combination would be disclosed in the proxy statement relating to the required shareholder approval. The Registrant has informed us that it has relied upon the experience of its principals as its foundation for its expectation of locating target businesses in this range.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to make the above clear. Please refer to pages 50-51 of Amendment No. 3, which reflect the revisions.

2.	The staff notes that each of the officers/directors of the company discloses a significant level of experience in investing in various companies. In each case, a substantial part of such experience is derived from such individual’s existing and ongoing involvement in private investing companies. In light of the ongoing nature of the environment of the officers/directors with these firms, such as Berggruen Holdings and Marlin

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

Equities, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We note that such an analysis has been performed with respect to Jarden Corporation as disclosed on page 65. We may have further comment.

Although Mr. Berggruen is the president of Berggruen Holdings, we have been advised that Mr. Berggruen is not on the board of directors of any of the portfolio companies of Berggruen Holdings and therefore does not owe any direct fiduciary duties to such portfolio companies. In addition, during the period while the Registrant is pursuing the acquisition of a target business Mr. Berggruen has agreed in a letter agreement with the Registrant to present business combination opportunities that fit within the Registrant’s criteria and guidelines to the Registrant. See Exhibit 10.12 (previously filed), as amended by Exhibit 10.22 to Amendment No. 3 (filed herewith).

Furthermore, none of the investment professionals that are being made available to the Registrant by Berggruen Holdings owe any fiduciary duty to the Registrant, and as disclosed in the prospectus, are not required to commit any specified amount of time to the Registrant’s affairs. These individuals will only help identify target companies and assist with the due diligence of the target company. Each of those individuals will enter into a Letter Agreement with the Registrant that states that such individual will not present the Registrant with a potential business combination opportunity with a company (i) with which such individual has had any discussions, formal or otherwise, with respect to a business combination with another company prior to the consummation of the offering or (ii) that is competitive with any portfolio company of Berggruen Holdings until after such individual has presented the opportunity to such portfolio company and such portfolio company has determined not to proceed with that opportunity. The form of Letter Agreement has been included as Exhibit 10.27 to Amendment No. 3 (filed herewith).

The Registrant recognizes that Mr. Berggruen may be deemed an affiliate of Berggruen Holdings’ portfolio companies and that a conflict of interest could arise if an opportunity is an appropriate fit for one of such companies. The Registrant believes that the procedures established with respect to the sourcing of a deal by the employees of Berggruen Holdings, whereby a potential business combination opportunity with a company that is competitive with any portfolio company of Berggruen Holdings will not be presented to the Registrant until after such individual has presented the opportunity to such portfolio company and such portfolio company has determined not to proceed, eliminates such conflict for Mr. Berggruen.

As set forth on page 68 of Amendment No. 3, the Registrant has entered into an agreement with Berggruen Holdings that from the date of this prospectus until the earlier of the consummation of its initial business combination or dissolution, the Registrant will have a

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

right of first review that provides that if Berggruen Holdings, or one of its investment professionals, becomes aware of, or involved with, business combination opportunities with an enterprise value of $500 million or more, Berggruen Holdings will first offer the business opportunity to the Registrant and will only pursue such business opportunity if the Registrant’s board of directors determines that the Registrant will not do so, unless such business combination opportunity is competitive with one of the portfolio companies of Berggruen Holdings in which case they would first be offered to such portfolio company.

In addition, as set forth throughout the Registration Statement, including page 68, the Registrant does not expect its independent directors to present investment and business opportunities to it.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 68 of Amendment No. 3, which reflects the revisions.

3.	In light of the fact that each officer/director may be looking at the same companies with respect to both Freedom Acquisition and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Freedom Acquisition and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Freedom Acquisition.

The Registrant has advised us that it will not consider a business combination with any prospective target company that any other entity with which its officers or directors are involved (i) is currently considering investing in or acquiring or (ii) might consider investing in or acquiring at any time prior to the consummation of the Registrant’s initial public offering. The Registrant has further advised us that it will only consider a business combination with a prospective target company that it identifies, or individuals associated with it identify, after the consummation of its initial public offering. In addition, each of the individuals made available by Berggruen Holdings will enter into a Letter Agreement with the Registrant that states that such individual will not present the Registrant with a potential business combination opportunity with a company with which such individual has had any discussions, formal or otherwise, with respect to a business combination with another company prior to the consummation of the offering.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify this point. Please refer to page 68 of Amendment No. 3, which reflects the revisions.
Prospectus Cover Page
4.	We note your response to comment 3 of our letter dated November 6, 2006 and we partially reissue the comment. Please briefly address how you will comply with the American Stock Exchange listing standards, for example the requirements concerning income, share price, number of public shareholders, and qualitative requirements. In this regard, we note the statement in risk factors that an active trading market for your securities may never develop or, if developed, may not be sustained.

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

In response to the Staff’s comment, the Registrant notes that, on a pro forma basis, after giving effect to the offering, it will meet the listing standards set forth in Section 101(c) of the AMEX Company Guide as (i) stockholders’ equity will be at least $4,000,000; (ii) the total value of market capitalization will be at least $50,000,000; (iii) the aggregate market value of publicly held shares will be at least $15,000,000; (iv) the Registrant has been advised by the Underwriters that the offering will exceed the minimum distribution requirements set forth in Section 102(d) of the AMEX Company Guide and (v) the proposed initial offering price of $10 per unit will exceed the minimum requirements set forth in Section 102(b) of the AMEX Company Guide.

For the convenience of the Staff, the we have attached as Exhibit A to this response letter the relevant portions of the AMEX Company Guide referred to in this response letter.

In addition, in response to the Staff’s comment, the Registrant has further revised the Registration Statement as requested. Please refer to pages 10, 81 and 87 of Amendment No. 3, which reflect the revisions.
Prospectus Summary
5.	We note your revised discussion on page 1 describing the experience of Mr. Berggruen and the investment professionals at Berggruen Holdings. Please revise to disclose that Mr. Berggruen has not committed to spend any specified amount of time on your business, and clarify the nature of the understandings among you, Mr. Berggruen and the investment professionals. See comment below concerning prior comment 25.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 1 of Amendment No. 3, which reflects the revisions.

6.	We note your disclosure on page 2 that, “[o]ur initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the sum of the balance in the trust account plus the proceeds of the co-investment.” Please clarify how and under what circumstances the 80% test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. We note the disclosure concerning business targets of between $500 million and $1.5 billion. Explain how such a valuation would be calculated. In addition, please explain whether the company would be required to become a controlling shareholder in the target business. We may have further comment.

The Registrant has advised us that if its initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that it acquires will be equal to at least 80% of the sum of the balance in the trust account. The Registrant has advised us that in all instances, it would be the controlling shareholder of the target company. In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify this point. Please refer to pages 2, 14, 36 and 48 of Amendment No. 3, which reflect the revisions.

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

7.	We note your response to comment 7 of our letter dated November 6, 2006. Please file the amended Letter Agreements with your next amendment. In this regard, please file the underwriting agreement, legal opinion and other exhibits.

In response to the Staff’s comment, the Registrant has filed the amended Letter Agreements, form of underwriting agreement, the legal opinion and other exhibits with Amendment No. 3.
The Offering, page 3
8.	Please revise the paragraph beside “Offering and sponsors’ warrants private placement proceeds...” on page 9 to break out the embedded list and sub-list into bullet points. In addition, please identify the categories of “working capital requirements” in sub-list (ii)(b).

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 11 of Amendment No. 3, which reflects the revisions.
9.	We note your response to comment 10 of our letter dated November 6, 2006. You state in the first bullet point on page 10 that you expect expenses incurred to identify, investigate and consummate a business combination to be approximately $250,000. Your revised disclosure in the paragraphs following this bullet point cite due diligence expenses of over $2 million among other liquidity requirements. Please reconcile the apparent inconsistency.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 11 of Amendment No. 3, which reflects the revisions.
10.	We note your response to comment 13 of our letter dated November 6, 2006. Please revise to disclose under what circumstances the company may seek to extend the time period. If the time period may not be extended under any circumstances, revise to so state.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 14 and 53 of Amendment No. 3, which reflect the revisions.
Risk Factors, page 17
11.	Please refer to the liquidation price of $7.70 in risk factors 3 and 5. Please tell us how you calculate this number. We note that the proceeds to you in the offering are approximately $7.44. Where you quantify the estimated liquidation price, disclose the possibility that claims by vendors and third parties, such as acquisition targets seeking termination fees, could substantially reduce the per share liquidation price below your estimate.

Assuming the underwriters’ over-allotment option is not exercised in full, the liquidation price of $9.73 (formerly $7.70) is calculated as set forth in the table below. Please note that

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

the amount of proceeds held in the trust account that will be available for distribution to the public shareholders if the Registrant does not effect its initial business combination within the 18 month (or 24 month) period described in the prospectus includes $9,000,000 of deferred underwriting discounts and commissions that are equal to 3% of the gross proceeds of the offering.

Offering gross proceeds	$300,000,000
Sponsors’ warrants purchased by sponsors	4,500,000

Total gross proceeds	304,500,000

Less: offering expenses	(21,700,000)
Less net offering proceeds not held in trust	(50,000)
Deferred underwriting discounts and commissions held in trust.	9,000,000

Proceeds after offering expenses	$291,750,000

Number of units to be issued in the offering	30,000,000

Liquidation Price per unit ($291,750,000/30,000,000)	$9.73

In addition, in response to the Staff’s comment, the Registrant has revised the Registration Statement where it quantifies the estimated liquidation price to disclose the possibility that claims by vendors and third parties could substantially reduce the per share liquidation price below its estimate. Please refer to pages 11 and 53 of Amendment No. 3, which reflect the revisions.

12.	Please revise risk factor 6 to delete or summarize the first two full sentences on page 19. You describe this information in “Dissolution and liquidation...” on page 51, and the information is not necessary to describe the risk.

In response to the Staff’s comment, the Registrant has revised the Registration Statement by deleting the first two full sentences on page 21 as requested.

13.	Please revise the last sentence of risk factor 7 to quantify the estimated per share liquidation amount instead of stating that it will be “less than $8.00.”

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 21 of Amendment No. 3, which reflects the revisions.

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

14.	We note the revised disclosure in risk factor 16. Please revise to state, if true, that target businesses that Mr. Franklin must get approved by Jarden Corporation include those that Mr. Berggruen or other investment professionals locate in their capacity as an employee of Freedom Acquisition or as a person contributing to Freedom Acquisition’s efforts to find a target business.

In response to the Staff’s comment, the Registrant respectfully submits that the target businesses that Mr. Franklin must get approved by Jarden Corporation do not include those that Mr. Berggruen or other investment professionals locate in their capacity as an employee of the Registrant or as a person contributing to the Registrant’s efforts to find a target business.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 40
15.	We reissue comment 22 from our letter dated November 6, 2006. Please revise the summary discussion of your intention to pursue companies with valuations between $500 million and $1.5 billion to address the anticipated additional funding sources and the effect of undertaking substantially more financing on shareholders and the company’s debt load.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 43 of Amendment No. 3, which reflects the revisions. The Registrant respectfully submits that the effect of undertaking substantially more financing on shareholders and the company’s debt load is already addressed in the risk factors entitled, “If we issue capital stock or redeemable debt securities to complete a business combination, your equity interest in us could be reduced or there may be a change in control of our company.” and “If we acquire a company by issuing debt securities, our post-combination operating results may decline due to increased interest expense or our liquidity may be adversely affected by an acceleration of our indebtedness.” on pages 23-24 of Amendment No. 3.
Proposed Business, page 42
Competitive Advantages, page 42
Management Expertise, page 42
16.	We note your response to prior comments 23 and 26 and the revised disclosure on page 43. Please revise to further explain the nature and extent of Mr. Berggruen’s experience investing in companies with valuations between $500 million and $1.5 billion. Relevant information includes the approximate number of such transactions and nature of the role that Mr. Berggruen played in finding, arranging, executing and participating in them.

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

We have been advised that Mr. Berggruen does not have experience in acquiring businesses in this size range. The Registrant has revised the Registration Statement and the risk factors, to make this clear. Please refer to pages 31, 45 and 49 of Amendment No. 3, which reflect the revisions.

17.	Please revise the first full paragraph on page 43 to describe how Jarden Corporation’s annualized revenues increased from Mr. Franklin’s efforts.

In response to the Staff’s comment, the Registrant has deleted the sentence on page 45 of the Registration Statement regarding Jarden Corporation’s annualized revenues, as well as two additional sentences on page 45 describing Jarden’s equity market capitalization and compounded growth rate.
Strong Berggruen Management Team, page 44
18.	We note your response to prior comment 25 and the deletion of one of the persons that you expect to assist you in identifying a target business. Please revise “Strong Berggruen management team” on page 44 to briefly describe the terms and nature of the understanding among you, Mr. Berggruen and the persons you identify. Currently it is unclear why they are described as part of your management team. For example, it is unclear whether they will work as consultants; if they will work without pay from Berggruen Holdings; what percentage of their time they have agreed to or are expected to contribute to you; and whether they have agreed to contribute time to assist you.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 46 of Amendment No. 3, which reflects the revisions.

19.	In addition, please revise Certain Transactions as appropriate.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 72 of Amendment No. 3, which reflects the revisions.
Management page 60
Executive Officer and Director Compensation. page 61
20.	We note your responses to comment 33 and 38 of our letter dated November 6, 2006. Please provide the basis for your statement that “the value of the common stock received by the directors is similar in magnitude to what an independent director of an operating business might be paid for up to two years of service for a public company.” With a view to disclosure, tell us the value you assign to the 40,000 units held by the directors and whether you consider the value of the units minus what they paid for them to be compensation. Tell us whether the value of the units is meant to cover their expenses or an amount that you considered reasonable compensation for an independent director either participating in the search for a target business over a two year period or serving on the board of an operating company for two years.

Mr. John Reynolds
Freedom Acquisition Holdings, Inc.
November 30, 2006

The Registrant did not assign value to the units held by the independent directors. The value of the units was not meant to cover their expenses or an amount that the Registrant considered reasonable compensation for an independent director. The units were purchased at fair market value and on the same terms as all other stockholders prior to the filing of the Registration Statement. Rather, the Registrant took their ownership of such units into consideration in asking them to serve without compensation (other than reimbursement of out of pocket expenses) and, in fact, such persons agreed to serve in such role without compensation. In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 64 of Amendment No. 3, which reflects the revisions.
Certain Transactions, page 67
21.	We note your response to prior comment 39. With a view to disclosure, tell us under what agreement or arrangement the company occupies its offices up until the consummation of the offering.

The Registrant has advised us that prior to the consummation of the offering, Berggruen Holdings has agreed to allow the Registrant to occupy its offices at no charge. In addition, in response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify this point. Please refer to pages 36, 61 and 71 of Amendment No. 3, which reflect the revisions.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 3, please do not hesitate to contact the undersigned by telephone at 212-801-9323 or Brian J. Gavsie at 954-768-8235.
     Thank you, in advance, for the Staff’s prompt attention to this filing.
Very truly yours,
/S/ ALAN I. ANNEX, ESQ.
Alan I. Annex, Esq.

Exhibit A
Amex Company Guide
Sec. 101. GENERAL
The approval of an application for the listing of securities is a matter solely within the discretion of the Exchange. The Exchange has established certain minimum numerical standards, set forth below. The fact that an applicant may meet the Exchange’s numerical standards does not necessarily mean that its application will be approved. Other factors which will also be considered include, but are not limited to, the nature of an issuer’s business, the market for its products, its regulatory history, its past corporate governance activities, the reputation of its management, its historical record and pattern of growth, its financial integrity (including, but not limited to, any filing for protection under any provision of the federal bankruptcy laws or comparable foreign laws, the issuance by an issuer’s independent accountants of a disclaimer opinion on financial statements required to be audited, or failure to provide a required certification along with financial statements), its demonstrated earning power and its future outlook.
See § 110 for special criteria relating to foreign issuers and Rules 1000, 1000A, and 1200 for rules relating to Portfolio Depositary Receipts, Index Fund Shares, and Trust Issued Receipts.
(a) INITIAL LISTING STANDARD 1
(1) Size—Stockholders’ equity of at least $4,000,000.
(2) Income—Pre-tax income from continuing operations of at least $750,000 in its last fiscal year, or in two of its last three fiscal years.
(3) Distribution—See Section 102(a).
(4) Stock Price/Market Value of Shares Publicly Held—See Section 102(b).
(b) INITIAL LISTING STANDARD 2
(1) History of Operations—Two years of operations.
(2) Size—Stockholders’ equity of at least $4,000,000.
(3) Distribution—See Section 102(a).
(4) Aggregate Market Value of Publicly Held Shares—$15,000,000.
(5) Stock Price/Market Value of Shares Publicly Held—See Section 102(b).
(c) INITIAL LISTING STANDARD 3
(1) Size—Stockholders’ equity of at least $4,000,000.
(2) Total Value of Market Capitalization—$50,000,000.
(3) Aggregate Market Value of Publicly Held Shares—$15,000,000.

(4) Distribution—See Section 102(a).
(5) Stock Price/Market Value of Shares Publicly Held—See Section 102(b).
(d) INITIAL LISTING STANDARD 4
(1) Total Value of Market Capitalization—$75,000,000; or
Total assets and total revenue—$75,000,000 each in its last fiscal year, or in two of its last three fiscal years.
(2) Aggregate Market Value of Publicly Held Shares—$20,000,000.
(3) Distribution—See Section 102(a).
(4) Stock Price/Market Value of Shares Publicly Held—See Section 102(b).
(e) ALTERNATIVE LISTING STANDARDS
The securities of certain issuers which do not satisfy any of the Initial Listing Standards set forth in paragraphs (a)-(d) of this Section may be eligible for initial listing pursuant to the appeal procedures and the Alternative Listing Standards, specified in Section 1203(c).
(f) Closed-End Management Investment Companies—The Exchange will generally authorize the listing of a closed-end management investment company registered under the Investment Company Act of 1940 (a “Closed-End Fund”) that meets the following criteria:
(1) Size—market value of publicly held shares or net assets of at least $20,000,000; or
(2) A Closed-End Fund which is part of a group of Closed-End Funds which are or will be listed on the Exchange, and which are managed by a common investment adviser or investment advisers who are “affiliated persons” as defined in Section 2(a)(3) of the Investment Company Act of 1940 as amended (the “Group”), is subject to the following criteria:
i.	The Group has a total market value of publicly held shares or net assets of at least $75,000,000;

ii.	The Closed-End Funds in the Group have an average market value of publicly held shares or net assets of at least $15,000,000; and

iii.	Each Closed-End Fund in the Group has a market value of publicly held shares or net assets of at least $10,000,000.
(3) Distribution—See Section 102(a).
(g) The Exchange will generally authorize the listing of a unit if each of the component parts meet the applicable requirements for listing.
Additional criteria applicable to various classes of securities and issuers are set forth below. Applicants should also consider the policies regarding conflicts of interest, independent directors and voting rights described in §§120-125.

Sec. 102. EQUITY ISSUES
(a) Distribution—Minimum public distribution* of 500,000, together with a minimum of 800 public shareholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders, except for applicants seeking to qualify for listing pursuant to Section 101(e).
The Exchange may also consider the listing of a company’s securities if the company has a minimum of 500,000 shares publicly held, a minimum of 400 public shareholders and daily trading volume in the issue has been approximately 2,000 shares or more for the six months preceding the date of application. In evaluating the suitability of an issue for listing under this trading provision, the Exchange will review the nature and frequency of such activity and such other factors as it may determine to be relevant in ascertaining whether such issue is suitable for auction market trading. A security which trades infrequently will not be considered for listing under this paragraph even though average daily volume amounts to 2,000 shares per day or more.
In addition, the Exchange may also consider the listing of the securities of a bank which has a minimum of 500,000 shares publicly held and a minimum of 400 public shareholders.
Except for banks, companies whose securities are concentrated in a limited geographical area, or whose securities are largely held in block by institutional investors, are normally not considered eligible for listing unless the public distribution appreciably exceeds 500,000 shares.
(b) Stock Price/Market Value of Shares Publicly Held—The Exchange requires a minimum market price of $3 per share for applicants seeking to qualify for listing pursuant to Section 101 (a), (b) or (d), a minimum market price of $2 per share for applicants seeking to qualify for listing pursuant to Section 101(c), and $3,000,000 aggregate market value of publicly held shares for applicants seeking to qualify for listing pursuant to Section 101(a).
(c) Voting Rights—See §122.